EXHIBIT 99.02

New Appointment of Representative of Juristic Person Director

Date of events: 2017/08/02

Contents:

1.Date of occurrence of the change:2017/08/02

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications.

3.Name and resume of the replaced person: Shu-Juan Huang, Chief Secretary of the Directorate-General of Budget, Accounting and Statistics, Executive Yuan.

4.Name and resume of the replacement: Wei-Ming Chang, Director of Department of Planning, the Directorate-General of Budget, Accounting and Statistics, Executive Yuan.

5.Reason for the change: new appointment

6.Original term (from to ): from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2017/08/02

8.Any other matters that need to be specified: None